CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

June 23, 2022

VIA EDGAR

Ruairi Regan, Esq.

Pam Long, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Apollo Realty Income Solutions, Inc.
Pre-Effective Amendment No. 1 to Registration Statement on Form S-11
Filed June 7, 2022
File No. 333-264456
Response to Staff comment made by telephonic conversation on June 15, 2022

Dear Mr. Regan and Ms. Long:

On behalf of our client, Apollo Realty Income Solutions, Inc. (the “Company”), set forth below is the response of the Company to a comment made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by a telephonic conversation on June 15, 2022 with the Staff in connection with the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form S-11 (the “Registration Statement”), which was filed on June 7, 2022. Concurrently with the filing of this response letter, the Company is filing the Pre-Effective Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). The Amended Registration Statement has been updated in response to the Staff’s telephonic comment. All pages referenced in the response below are to the pages of a marked copy of the Amended Registration Statement.

General

1.	Please describe the difference between the founder shares and the non-founder shares and any effect such difference could have on distributions.

In response to the Staff’s telephonic comment, the Company has revised the disclosure on pages 10, 14, 139-140 and 160 of the prospectus as set forth on Exhibit A hereto.

CLIFFORD CHANCE US LLP

Ruairi Regan, Esq.

Pam Long, Esq.

United States Securities and Exchange Commission

June 23, 2022

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-8324 or Andrew S. Epstein at (212) 878-8332.

Sincerely,

/s/ Jason D. Myers

Jason D. Myers

cc:	Apollo Realty Income Solutions, Inc.
Stuart A. Rothstein
Jessica L. Lomm

Clifford Chance US LLP
Andrew S. Epstein

Exhibit A

•	There are limits on the ownership and transferability of our shares. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

•	If we fail to qualify as a REIT and no relief provisions apply, our NAV and cash available for distribution to our stockholders could materially decrease.

•

We do not own the Apollo name, but we are permitted to use it as part of our corporate name pursuant to a license agreement with an affiliate of Apollo. Use of the name by other parties or the termination of our license agreement may harm our business.

Q:	Do you currently own any investments?

A:	No.

Q:	What is the role of our board of directors?

A:

We operate under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries. Prior to this offering, we had one director, Stuart A. Rothstein. Upon the commencement of this offering, we will have seven directors, four of whom have been determined to be independent of us, the Adviser, Apollo and its affiliates. Our independent directors are responsible for reviewing the performance of the Adviser and approving the compensation paid to the Adviser and its affiliates. Our directors are elected annually by our stockholders. The names and biographical information of our director and director nominees are provided under “Management—Directors and Executive Officers.”

Q:	What is the difference between the classes of shares of common stock being offered?

A:

We are offering to the public six classes of shares of our common stock, Class S shares, Class D shares, Class I shares, Class F-S shares, Class F-D shares and Class F-I shares. The differences among the share classes relate to upfront selling commissions, dealer manager fees and ongoing stockholder servicing fees as well as management fee and performance participation.

During the initial founder shares offering period, the founder shares will be offered to all investors in this offering, subject to the minimum investment requirement for each founder shares class as described herein. Following the initial founder shares offering period, the founder shares will be offered only to investors that held, or clients of a financial intermediary that in the aggregate held, at least $100,000,000 in founder shares as of the end of initial founder shares offering period, unless such minimum founder shares holding requirement is waived by the Dealer Manager. The minimum founder shares holding requirement does not apply to purchases made by holders of founder shares under our distribution reinvestment plan. We reserve the right to extend the initial founder shares offering period in our sole discretion.

No upfront selling commissions, dealer manager fees or stockholder servicing fees are paid with respect to Class I shares or Class F-I shares. We may issue Class E shares to certain of Apollo’s affiliates and employees in one or more private placements. Class E shares are not being offered pursuant to this prospectus. See “Description of Capital Stock” and “Plan of Distribution” for a discussion of the differences among the classes of shares of our common stock.

Additionally, lower management fees and performance participation allocations will be paid with respect to the Class F-S shares, Class F-D shares and Class F-I shares compared to the other share classes offered in this offering. As a result, the per share amount of distributions on the Class F-S shares, Class F-D shares and Class F-I shares could be higher compared to the other shares classes offered in this offering. See “—Q: What fees do you pay to the Adviser and its affiliates?” and “Compensation” for more details.

Assuming a constant net asset value per share of $20.00 and assuming applicable stockholder servicing fees are paid until the 8.75% of gross proceeds limit described in “Compensation—Stockholder Servicing Fee” is reached, we expect that a one-time investment in 500 shares of each class of our shares (representing an aggregate net asset value of $10,000 for each class) would be subject to the following upfront selling commissions, dealer manager fees and stockholder servicing fees:

	Upfront Selling Commissions	Dealer Manager Fees	Annual Stockholder Servicing Fees	Maximum Stockholder Servicing Fees Over Life of Investment (Length of Time)		Total (Length of Time)
Class S shares	$300	$50	$85	$556 (6.5 years	)	$906 (6.5 years	)
Class D shares	$150	$—	$25	$725 (29 years	)	$875 (29 years	)
Class I shares	$—	$—	$—	$—		$—
Class F-S shares	$300	$50	$85	$556 (6.5 years	)	$906 (6.5 years	)
Class F-D shares	$150	$—	$25	$725 (29 years	)	$875 (29 years	)
Class F-I shares	$—	$—	$—	$—		$—

Class S shares and Class F-S shares are available through brokerage and transaction-based accounts. Class D shares and Class F-D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares and Class F-D shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D shares and Class F-D shares, (3) through transaction/brokerage platforms at participating broker-dealers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) by other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares and Class F-I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares and Class F-I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I shares and Class F-I shares, (4) by our executive officers and directors and their immediate family members, as well as officers and employees of the Adviser, Apollo or other affiliates and their immediate family members, and, if approved by our board of directors, joint venture partners, consultants and other service providers or (5) by other categories of investors that we name in an amendment or supplement to this prospectus. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of common stock you may be eligible to purchase.

Class I shares and Class F-I shares have no upfront selling commissions, dealer manager fees or stockholder servicing fees, which will reduce the NAV or distributions of the other share classes. Class I shares and Class F-I shares will not receive stockholder services. Class D shares and Class F-D shares have lower annual stockholder servicing fees. Investors should also inquire with their broker-dealer or financial representative about what additional fees may be charged with respect to the share class under consideration or with respect to the type of account in which the shares will be held, as that is also an important consideration when selecting a share class.

Eligibility to receive the stockholder servicing fee is conditioned on a broker-dealer providing the following ongoing services with respect to the Class S shares, Class D shares, Class F-S shares or Class F-D shares: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests.

Q:	At what point will the initial proceeds of this offering be released from escrow?

A:

We will take purchase orders and hold investors’ funds in an interest-bearing escrow account until we receive purchase orders for at least $100,000,000 (including any shares purchased by Apollo, its affiliates and our directors and officers), in any combination of purchases of Class S shares, Class D shares, Class I shares, Class F-S shares, Class F-D shares and Class F-I shares and our board of directors has authorized the release of the escrowed purchase order proceeds to us so that we can commence operations. Even if we receive purchase orders for $100,000,000, our board of directors may elect to wait a substantial amount of time before authorizing, or may elect not to authorize, the release of the escrowed proceeds. If we do not raise the minimum amount and commence operations by (one year following the first date in which our shares are offered for sale to the public), this offering will be terminated and our escrow agent will promptly will equal the NAV per share of the applicable class as of the last calendar day of September, plus applicable upfront selling commissions and dealer manager fees. If accepted, your subscription will be effective on the first calendar day of November.

Q:	When will the transaction price be available after the escrow period?

A:

Generally, within 15 calendar days after the last calendar day of each month after the escrow period, we will determine our NAV per share for each share class as of the last calendar day of the prior month, which will generally be the transaction price for the then-current month for such share class. However, in certain circumstances, the transaction price will not be made available until a later time. We will disclose the transaction price for each month when available on our website at www.gwms.apollo.com/realtyincomesolutions and in prospectus supplements filed with the SEC.

Generally, you will not be provided with direct notice of the transaction price when it becomes available. Therefore, if you wish to know the transaction price prior to your subscription being accepted you must check our website or our filings with the SEC prior to the time your subscription is accepted.

However, if the transaction price is not made available on or before the eighth business day before the first calendar day of the month (which is six business days before the earliest date we may accept subscriptions), or a previously disclosed transaction price for that month is changed, then we will provide notice of such transaction price (and the first day on which we may accept subscriptions) directly to subscribing investors when such transaction price is made available. In such cases, you will have at least three business days from delivery of such notice before your subscription is accepted. See “How to Subscribe.”

Q:	May I withdraw my subscription request once I have made it?

A:

Yes. Subscribers are not committed to purchase shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted. You may withdraw your purchase request by notifying the transfer agent, through your financial intermediary or directly on our toll-free, automated telephone line, 888-926-2688.

Q:	When will my subscription be accepted?

A:

Completed subscription requests will not be accepted by us before the later of (i) two business days before the first calendar day of each month and (ii) three business days after we make the transaction price (including any subsequent revised transaction price) publicly available by posting it on our website at www.gwms.apollo.com/realtyincomesolutions and filing a prospectus supplement with the SEC (or in certain cases after we have delivered notice of such price directly to you as discussed above). As a result, you will have a minimum of three business days after the transaction price for that month has been disclosed to withdraw your request before you are committed to purchase the shares.

Q:	Will I receive distributions and how often?

A:

We expect to pay regular monthly distributions commencing with the first full calendar quarter after the escrow period concludes. The escrow period will conclude no earlier than when we raise at least the minimum offering amount of $100,000,000 and our board of directors determines to authorize the release of the escrowed funds. Also, see “Plan of Distribution—Special Notice to Pennsylvania Investors” for a discussion of the special escrow arrangement for Pennsylvania investors. You will not begin receiving distributions until at least one calendar quarter after such time. Any distributions we make will be at the discretion of our board of directors, considering factors such as our earnings, cash flow, capital needs and general financial condition and the requirements of Maryland law. As a result, our distribution rates and payment frequency may vary from time to time. You will not be entitled to receive a distribution if your shares are repurchased prior to the applicable time of the record date.

The discretion of our board of directors as to the payment of distributions will be directed, in substantial part, by its determination to cause us to comply with the REIT requirements. To maintain our qualification as a REIT, we generally are required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income determined without regard to the dividends-paid deduction and excluding net capital gains. See “Description of Capital Stock—Distribution Policy” and “Material U.S. Federal Income Tax Considerations.”

The per share amount of distributions on Class S shares, Class D shares, Class I shares, Class F-S shares, Class F-D shares and Class F-I shares will likely differ because of different allocations of class-specific stockholder servicing fees~~.~~, management fees and performance participation allocations. Specifically, distributions on Class S shares or Class F-S shares ~~will~~could be lower than Class D shares or Class F-D shares, and Class D shares or Class F-D shares ~~will~~could be lower than Class I shares or Class F-I shares because we are required to pay higher ongoing stockholder servicing fees with respect to the Class S shares and Class F-S shares (compared to Class D shares, Class I shares, Class F-D shares and Class F-I shares) and we are required to pay higher ongoing stockholder servicing fees with respect to Class D shares and Class F-D shares (compared to Class I shares and Class F-I shares). Additionally, the per share amount of distributions on the Class F-S shares, Class F-D shares and Class F-I shares could be higher compared to the other share classes offered in this offering because of lower management fees and performance participation allocations. In addition, Class E shares, which are not available in this offering, pay no stockholder servicing fees, management fees or performance participation.

There is no assurance we will pay distributions in any particular amount, if at all. We may fund any distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds (including from sales of our common stock or Operating Partnership units to the Special Limited Partner, an affiliate of Apollo), and we have no limits on the amounts we may pay from such sources. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our distribution reinvestment plan, the extent to which the Adviser elects to receive its management fee in Class E shares or Class E units and the Special Limited Partner elects to receive distributions on its performance participation interest in Class E units, how quickly we invest the proceeds from this and any future offering and the performance of our investments, including our real estate-related securities portfolio. Funding distributions from the sales of assets, borrowings, return of capital or proceeds of this offering will result in us having less funds available to acquire properties or other real estate-related investments. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your shares. We believe the likelihood that we pay distributions from sources other than cash flow from operations will be higher in the early stages of the offering.

Q:	Will the distributions I receive be taxable as ordinary income?

A: Generally, distributions that you receive, including cash distributions that are reinvested pursuant to our distribution reinvestment plan, will be taxed as ordinary income to the extent they are paid from our current or accumulated earnings and profits. Dividends received from REITs are generally not eligible to be taxed at the lower U.S. federal income tax rates applicable to individuals for “qualified dividends” from C corporations (i.e., corporations generally subject to U.S. federal corporate income tax). However, for taxable years beginning before January 1, 2026, non-corporate taxpayers may deduct up to 20% of certain qualified business income, including “qualified REIT dividends” (generally, dividends received by a REIT stockholder that are not designated as capital gain dividends or qualified dividend income), subject to certain limitations, resulting in an effective maximum U.S. federal income tax rate of 29.6% on such income.

We may designate a portion of distributions as capital gain dividends taxable at capital gain rates to the extent we recognize net capital gains from sales of assets. In addition, a portion of your distributions may be considered return of capital for U.S. federal income tax purposes. Amounts considered a return of capital generally will not be subject to tax, but will instead reduce the tax basis of your investment. This, in effect, defers a portion of your tax until your shares are repurchased, you sell your shares or we are liquidated, at which time you generally will be taxed at capital gains rates. Because each investor’s tax position is different, you should consult with your tax advisor. In particular, non-U.S. investors should consult their tax advisors coordinate with the Adviser to monitor events intra-month that may affect the values of our real estate debt or other debt and incorporate the impact of those events in estimated fair values, as needed.

Real Estate-Related Securities and Other Securities

Real estate-related securities and other securities that do not have reliable readily available market quotations will be valued by one or more of the third-party pricing services in a manner consistent with real estate debt and other debt investments, as described above. Where such securities have a single broker quote, third-party pricing services will also consider such quote in determining estimated fair value.

Investments with Reliable Market Quotations

In general, real estate-related securities will be valued by the Adviser based on market quotations or at fair value determined in accordance with GAAP. Market quotations may be obtained from third-party pricing service providers or broker-dealers. When reliable market quotations for real estate-related securities are available from multiple sources, the Adviser will use commercially reasonable efforts to use two or more quotations and will value such real estate-related securities based on the average of the quotations obtained. GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Pursuant to the valuation guidelines adopted by our board of directors, if market quotations are not readily available (or are otherwise not reliable for a particular investment), the fair value will be determined in good faith by the Adviser. Due to the inherent uncertainty of these estimates, estimates of fair value may differ from the values that would have been used had a ready market for these investments existed and the differences could be material. Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information, bid/ask information, or broker-dealer quotations). Our board of directors has delegated to the Adviser the responsibility for monitoring significant events that may materially affect the values of our real estate-related securities and derivative investments and for determining whether the value of the applicable investments should be re-evaluated in light of such significant events.

Liabilities

We will include the fair value of our liabilities as part of our NAV calculation. We expect that these liabilities will include the fees payable to the Adviser and the Dealer Manager, any accrued performance participation allocation to the Special Limited Partner, accounts payable, accrued operating expenses, property-level mortgages, any portfolio-level credit facilities and other liabilities. All liabilities will be valued using widely accepted methodologies specific to each type of liability. Liabilities related to stockholder servicing fees will be allocable to a specific class of shares and will only be included in the NAV calculation for that class. Our debt will typically be valued at fair value in accordance with GAAP. For purposes of calculating our NAV, the organization and offering expenses paid by the Adviser through the first anniversary of the date on which we break escrow for this offering will not be recognized as expenses or as a component of equity and reflected in our NAV until we reimburse the Adviser for these costs. The Adviser’s valuation of each investment’s liabilities, including any third-party incentive fee payments or investment level debt, deal terms and structure will not be reviewed by the independent valuation advisor or appraised.

NAV and NAV Per Share Calculation

We are offering to the public six classes of shares of our common stock: Class S shares, Class D shares, Class I shares, Class F-S shares, Class F-D shares and Class F-I shares. Our NAV will be calculated for each of these classes by State Street. Our board of directors, including a majority of our independent directors, may replace State Street with another party, including the Adviser, if it is deemed appropriate to do so. The Adviser is responsible for reviewing and confirming our NAV, and overseeing the process around the calculation of our NAV, in each case, as performed by State Street.

Each class will have an undivided interest in our assets and liabilities, other than class-specific stockholder servicing fees~~.~~, management fees and performance participation allocations. In accordance with the valuation guidelines, State Street will calculate our NAV per share for each class as of the last calendar day of each month following the escrow period.

At the conclusion of the escrow period, NAV for each class of shares will be equal to the net proceeds received by us from purchases of shares during the escrow period in each respective class, less our liabilities. Thereafter, beginning with the first full calendar month after we break escrow, at the end of each month, before taking into consideration repurchases or class-specific expense accruals for that month, any change in our aggregate NAV (whether an increase or decrease) will be allocated among each class of shares based on each class’s relative percentage of the previous aggregate NAV plus issuances of shares that were effective on the first calendar day of such month. The NAV calculation will be available generally within 15 calendar days after the end of the applicable month. Changes in our monthly NAV will include, without limitation, accruals of our net portfolio income, interest expense, the management fee, any accrued performance participation, distributions, unrealized/realized gains and losses on assets, any applicable organization and offering costs and any expense reimbursements. Changes in our monthly NAV will also include material non-recurring events, such as capital expenditures and material property acquisitions and dispositions occurring during the month. On an ongoing basis, the Adviser will adjust the accruals to reflect actual operating results and the outstanding receivable, payable and other account balances resulting from the accumulation of monthly accruals for which financial information is available.

The Adviser has agreed to advance all of our organization and offering expenses on our behalf (other than upfront selling commissions, dealer manager fees and stockholder servicing fees) through the first anniversary of the date on which we break escrow for this offering. We will reimburse the Adviser for such advanced expenses ratably over the 60 months following the first anniversary of the date on which we break escrow for this offering. For purposes of calculating our NAV, the organization and offering expenses paid by the Adviser through the first anniversary of the date on which we break escrow for this offering will not be recognized as expenses or as a component of equity and reflected in our NAV until we reimburse the Adviser for these costs.

Following the aggregation of the net asset values of our investments, the addition of any other assets (such as cash on hand) and the deduction of any other liabilities, State Street will incorporate any class-specific adjustments to our NAV, including additional issuances and repurchases of our common stock and accruals of class-specific stockholder servicing fees~~.~~, management fees and performance participation allocations. For each applicable class of shares, the stockholder servicing fee will be calculated as a percentage of the aggregate NAV for such class of shares. The declaration of distributions will reduce the NAV for each class of our common stock in an amount equal to the accrual of our liability to pay any such distribution to our stockholders of record of each class. NAV per share for each class is calculated by dividing such class’s NAV at the end of each month by the number of shares outstanding for that class at the end of such month.

The combination of the Class S NAV, Class D NAV, Class I NAV, Class F-S NAV, Class F-D NAV, Class F-I NAV and Class E NAV will equal the aggregate net asset value of our assets, which will consist almost entirely of the value of our interest in the Operating Partnership, less our liabilities, including liabilities related to class-specific stockholder servicing fees~~.~~, management fees and performance participation allocations. The value of our interest in the Operating Partnership will be equal to the excess of the aggregate NAV of the Operating Partnership over the portion thereof that would be distributed to any limited partners other than us if the Operating Partnership were liquidated. The aggregate NAV of the Operating Partnership is the excess of the value of the Operating Partnership’s assets (including the fair value of its properties, real estate-related securities, cash and other investments) over its liabilities (including the fair value of its debt, any declared and accrued unpaid distributions, any accrued performance participation allocation and the expenses attributable to its operations). The Adviser will calculate the fair value of the assets and liabilities of the Operating Partnership as directed by our valuation guidelines based upon values received from various sources.

Relationship between NAV and Our Transaction Price

Generally, our transaction price will equal our prior month’s NAV. The transaction price will be the price at which we repurchase shares and the price, together with applicable upfront selling commissions and dealer manager fees, at which we offer shares. Although the transaction price will generally be based on our prior month’s NAV per share, such prior month’s NAV may be significantly different from the current NAV per share of the applicable class of stock as of the date on which your purchase or repurchase occurs.

In addition, we may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the prior month’s NAV per share (including by updating a previously disclosed offering price) or suspend our offering and/or our share repurchase plan in cases where we believe there has been a material change the shares. Upon a sale to us, the interest of the charitable beneficiaries in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee.

If the transfer to the trust as described above is not automatically effective for any reason to prevent violation of the above limitations or our failing to qualify as a REIT, then the transfer of the number of shares that otherwise cause any person to violate the above limitations will be void and the intended transferee shall acquire no rights in such shares.

All certificates, if any, representing shares of our stock issued in the future will bear a legend referring to the restrictions described above.

Every owner of more than 5% of the outstanding shares of our stock during any taxable year, or such lower percentage as required by the Code or the regulations promulgated thereunder or as otherwise required by our board of directors, within 30 days after the end of each taxable year, is required to give us written notice, stating his or her name and address, the number of shares of each class and series of our stock which he or she beneficially owns and a description of the manner in which the shares are held. Each such owner shall provide us with such additional information as we may request in order to determine the effect, if any, of its beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder shall, upon demand, be required to provide us with such information as we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Any subsequent transferee to whom you transfer any of your shares of our stock must also comply with the suitability standards we have established for our stockholders. See the “Suitability Standards” section of this prospectus.

Distribution Policy

We intend to declare distributions based on record dates established by our board of directors and to pay such distributions on a monthly basis commencing with the first full calendar quarter after the escrow period concludes. The escrow period will conclude no earlier than when we raise at least the minimum offering amount of $100,000,000 and our board of directors determines to authorize the release of the escrowed funds. Also, see “—Special Notice to Pennsylvania Investors” for a discussion of the special escrow arrangement for Pennsylvania investors. Our stockholders will not begin receiving distributions until at least one calendar quarter after such time. Our distribution policy will be set by our board of directors and is subject to change based on available cash flows. We cannot guarantee the amount of distributions paid, if any. You will not be entitled to receive a distribution if your shares are repurchased prior to the applicable time of the record date. In connection with a distribution to our stockholders, our board of directors approves a monthly distribution for a certain dollar amount per share for each class of our common stock. We then calculate each stockholder’s specific distribution amount for the month using applicable record and declaration dates, and your distributions begin to accrue on the date you are admitted as a stockholder.

Distributions will be made on all classes of our common stock at the same time. The per share amount of distributions on Class S shares, Class D shares, Class I shares, Class F-S shares, Class F-D shares, Class F-I shares and Class E shares will likely differ because of different allocations of class-specific stockholder servicing fees~~.~~, management fees and performance participation allocations. We expect to use the “record share” method of determining the per share amount of distributions on Class S shares, Class D shares, Class I shares, Class F-S shares, Class F-D shares, Class F-I shares and Class E shares, although our board of directors may choose any other method. The “record share” method is one of several distribution calculation methods for multiple-class funds recommended, but not required, by the American Institute of Certified Public Accountants. Under this method, the amount to be distributed on our common stock will be increased by the sum of all class-specific stockholder servicing fees, management fees and performance participation allocations for such period. Such amount will be divided by the number of shares of our common stock outstanding on the record date. Such per share amount will be reduced for each class of common stock by the per share amount of any class-specific stockholder servicing fees, management fees and performance participation allocations allocable to such class.

To qualify as a REIT, we are required to pay distributions sufficient to satisfy the requirements for qualification as a REIT for tax purposes. We intend to distribute sufficient income so that we satisfy the requirements for qualification as a REIT. In order to qualify as a REIT, we are required to distribute 90% of our annual REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains, to our stockholders. See the “Material U.S. Federal Income Tax Considerations—Requirements for Qualification as a REIT” and “Material U.S. Federal Income Tax Considerations—Annual Distribution Requirements” sections of this prospectus. Generally, income distributed to stockholders will not be taxable to us under the Code if we distribute at least 90% of our REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains.

Distributions will be authorized at the discretion of our board of directors, in accordance with our earnings, cash flows and general financial condition. The discretion of our board of directors will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period but may be made in anticipation of cash flows which we expect to receive during a later quarter and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. Due to these timing differences, we may be required to borrow money, use proceeds from the issuance of securities (in this offering or subsequent offerings, if any) or sell assets in order to distribute amounts sufficient to satisfy the requirement that we distribute at least 90% of our REIT taxable income in order to qualify as a REIT. We have not established any limit on the amount of proceeds from this offering that may be used to fund distributions other than those limits imposed by Maryland law. See the “Material U.S. Federal Income Tax Considerations” section of this prospectus for information concerning the U.S. federal income tax consequences of distributions paid by us.

There is no assurance we will pay distributions in any particular amount, if at all. We may fund any distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds (including from sales of our common stock or Operating Partnership units to the Special Limited Partner, an affiliate of Apollo), and we have no limits on the amounts we may pay from such sources. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our distribution reinvestment plan, the extent to which the Adviser elects to receive its management fee in Class E shares or Class E units and the Special Limited Partner elects to receive distributions on its performance participation interest in Class E units, how quickly we invest the proceeds from this and any future offering and the performance of our investments, including our real estate-related securities portfolio. Funding distributions from the sales of assets, borrowings, return of capital or proceeds of this offering will result in us having less funds available to acquire properties or other real estate-related investments. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your shares. We believe the likelihood that we pay distributions from sources other than cash flow from operations will be higher in the early stages of the offering.

Under the MGCL, our board of directors may delegate to a committee of directors the power to fix the amount and other terms of a distribution. In addition, if our board of directors gives general authorization for a distribution and provides for or establishes a method or procedure for determining the maximum amount of the distribution, our board of directors may delegate to one of our officers the power, in accordance with the general authorization, to fix the amount and other terms of the distribution.

Distributions in kind will not be permitted, except for distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of our charter or distributions in which (a) our board of directors advises each stockholder of the risks associated with direct ownership of the property, (b) our board of directors offers each stockholder the election of receiving such in-kind distributions, and (c) in-kind distributions are made only to those stockholders that accept such offer. Our stockholders who receive distributions in kind of marketable securities may incur transaction expenses in liquidating the securities.

Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan whereby stockholders (other than Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Minnesota, Mississippi, Nebraska, New Hampshire, New Jersey, North Carolina, Ohio, Oregon, Vermont and Washington investors) will have their cash distributions